April 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Pineapple Financial Inc. (the “Company”)
Draft Registration Statement on Form S-1
File No. 333-
Filed April 4, 2025

Ladies and Gentlemen:

The Company affirms that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted on April 4, 2025, and the subsequent public filing of the Registration Statement shall be publicly available on the EDGAR system at least two business days prior to any requested effective time and date.

If you have any questions regarding this filing, please do not hesitate to contact our counsel Matthew Siracusa Esq., of Sichenzia Ross Ference Carmel LLP at (646) 810 0612.

Very truly yours,

/s/ Shubha Dasgupta
Shubha Dasgupta Chief Executive Officer